October 20, 2006

VIA EDGAR AND FEDERAL EXPRESS

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	BEA Systems, Inc. (File No. 000-22369)

Form 8-Ks: Filed May 17, 2006 and August 16, 2006

Dear Mr. Krikorian,

Reference is made to your letter, dated September 19, 2006, addressed to BEA Systems, Inc. (the “Company”) regarding the above-referenced filings. The following information is provided in response to such comment which comment is included below in italics. Please note that the heading and number of the response set forth below correspond to the heading and number of the comment contained in your letter.

Form 8-K, Filed August 16, 2006

1. We note your explanation of the usefulness of your non-GAAP measures beginning on page 3 of your press release. Consider providing enhanced disclosure of why management believes the non-GAAP measures focus on “core continuing operations” if the non-GAAP measures do not include expenses that generally result from your operating activities. Specifically, consider providing an explanation as to why your non-GAAP measures exclude certain “fixed costs” related to your acquisitions but include other costs that cannot be changed by management related to acquisitions such as depreciation expense related to acquired fixed assets. In addition, your discussion of the usefulness of excluding SFAS 123R expenses from your non-GAAP measures should address why you do not consider this expense to be directly attributable to your performance. In this regard, explain the purpose of granting stock options if not to engage, motivate, and incentivize employees to contribute to the company’s performance. Further explain your statement that the SFAS 123R expense is a non-cash charge even though you maintain a Share Repurchase Program of up to an aggregate of $600 million of common stock that may be used to offset the dilutive effect of granting share-based employee compensation and would result in a cash outflow. Consider disclosing that excluding SFAS 123R expenses is useful in comparing your results to prior periods that did not include such charges, as indicated in your response letter dated August 15, 2006. Further if this is your primary purpose of excluding SFAS 123R expenses from your non-GAAP measures, it would be expected that this charge would no longer be excluded in periods in which comparative periods include similar charges. Ensure that your explanation presented with your non-GAAP measures provides a complete discussion of why the measures include the revenues but not all the costs associated with generating that revenue.

We advise the Staff that we will revise our disclosure in our future earnings releases to further clarify why we believe excluding each of the items from our non-GAAP presentation provides appropriate and useful measures of performance. We have attached as Exhibit A hereto a revised version of such disclosure. We do not regard the items that we exclude in our non-GAAP measures as generally resulting from our operating activities. Our non-GAAP presentation reflects our view of “core continuing operations”, but it is not intended as a substitute for “Income from Continuing Operations” as defined by GAAP. Instead, our non-GAAP presentation is representative of management’s methodology of analyzing and measuring the results of the business operations. We exclude these non-GAAP items from the budgeting and planning process as well as when comparing actual results to budgeted amounts for the purposes of evaluating management’s performance.

In addition, our non-GAAP presentation is used by the professional investment community in their analysis of our financial results. While our GAAP results are more complete and our non-GAAP measures should not be viewed as a substitute for our GAAP results, we believe it is valuable to allow investors to have these supplemental measures, with a reconciliation to GAAP, since these supplemental non-GAAP measures may provide additional insight into our financial results and facilitate a comparison with the results of other companies. Because the professional investment community uses our non-GAAP measures in its analysis of our financial results and earnings potential, as well as the financial results and earnings potential of the respective industry in which we operate, we also believe it is valuable to provide non-GAAP measures in a clear and consistent fashion to mitigate inconsistent interpretation. Additionally, the items excluded from our non-GAAP presentation have been consistent.

We supplementally advise the Staff that we believe excluding certain acquisition-related charges provides meaningful supplemental information regarding the Company’s operational performance. We are consistent in excluding certain fixed costs (such as amortization of intangible assets) that relate to acquisitions. We view the amortization of intangible assets arising from acquisitions as non-core costs since they are not indicative of current operational performance. Fixed costs arising from acquired tangible fixed assets such as depreciation expense are included in our non-GAAP amounts because these costs are consistent with the similar costs already included in our “core continuing operations”.

We supplementally advise the Staff that we believe excluding certain charges associated with FAS 123R also provides meaningful supplemental information to the investor community. The exclusion of FAS 123R expenses is not intended to imply the granting of stock options is not to engage, motivate, and incentivize employees; it is intended to ensure comparability between the Company’s fiscal periods, both in those periods where FAS 123R has been adopted as well as historical periods, and between the Company and other companies in our industry. We are sensitive to those in the professional investment community that make comparisons of financial performance over an extended period of time beyond that is presented in any given reporting period. We currently expect to continue to exclude FAS 123R expenses in future non-GAAP presentations in order to maintain this comparability.

In addition, the Share Repurchase Program is an opportunistic repurchase strategy based on market conditions whose by-product is an offset to dilution caused by stock option exercises. However, the Share Repurchase Program is not predicated on cash proceeds from option exercises nor shares issued.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Form 8-K filed May 17, 2006 and August 16, 2006;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K filed May 17, 2006 and August 16, 2006; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (408) 570-8580 or Robert Donohue, Senior Vice President, General Counsel and Secretary at (408) 570-8274.

Sincerely,

/s/ Mark P. Dentinger
Mark P. Dentinger
Executive Vice President, Chief Financial Officer

cc: Melissa Walsh, Staff Accountant

Exhibit A

GAAP to Non-GAAP Reconciliation

This release includes non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per share data. These non-GAAP measures are not in accordance with, or an alternative to, generally accepted accounting principles (“GAAP”) and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the items associated with BEA’s results of operations as determined in accordance with GAAP and these measures should only be used to evaluate BEA’s results of operations in conjunction with the corresponding GAAP measures.

Non-GAAP operating income consists of GAAP operating income excluding, as applicable, acquisition-related intangible asset amortization, acquisition-related deferred compensation, acquisition-related in-process research and development, FAS123R expense and restructuring charges (including facilities consolidations). Non-GAAP net income consists of non-GAAP operating income and excludes, as applicable, net gains on minority interests in equity investments and net gains on retirement of convertible subordinated notes. Non-GAAP net income is also adjusted by the amount of additional taxes or tax benefit that BEA would accrue if it used non-GAAP results instead of GAAP results to calculate BEA’s tax liability. BEA may consider whether or not other items that arise in the future should also be adjusted from the non-GAAP financial measures reported.

Management believes these non-GAAP financial measures provide meaningful supplemental information regarding BEA’s operating results because they exclude amounts that management does not consider part of the core continuing operations when assessing the performance of the organization and management. BEA excludes these amounts from the budgeting and planning process as well as when comparing actual results to budgeted amounts for the purposes of evaluating management’s performance. Management believes that the non-GAAP financial measures facilitate the comparison of results for current periods and guidance for future periods with results for past periods. BEA excludes the following items from the non-GAAP financial measures:

•	Acquisition-related intangible asset amortization, acquisition-related deferred compensation expense and acquisition-related in-process research and development expense. Management has consistently excluded certain fixed costs that relate to acquisitions from its non-GAAP financial measures, but only those that specifically result from the acquisition. Other acquired fixed costs, such as depreciation expense, are included in these non-GAAP measures as management believes these costs are consistent with the similar costs already included in BEA’s core continuing operations. Management views the amortization of intangible assets, deferred compensation and in-process research and development arising from acquisitions as non-core costs because they are not indicative of current operational performance. For these reasons, management believes that excluding these items facilitates comparisons to the results of other companies in the industry, which have their own unique acquisition histories.

•	FAS123R expense. The non-GAAP financial measures exclude FAS123R expenses, which consist primarily of expenses associated with stock options and purchases of common stock under our Employee Stock Purchase Plan that BEA began recording pursuant to SFAS123R in the first quarter of fiscal 2007. While FAS123R expense is a significant expense affecting our results of operations, management excludes FAS123R expense from its budgeting and planning process. FAS123R expense is excluded for the reasons stated above and to ensure comparability between BEA’s fiscal periods, both in those periods where FAS 123R has been adopted as well as historical periods, and between BEA and other companies in the industry.

•	Gains on minority interest in equity investments. These amounts are excluded from the non-GAAP financial measures for the reasons stated above and because they are unrelated to core continuing operations.

•	Gains on retirement of convertible subordinated notes. These amounts are excluded from the non-GAAP financial measures for the reasons stated above and because they are unrelated to core continuing operations.